Mail Stop 4561

July 31, 2008

Michael G. Shook
Chief Executive Officer
Consonus Technologies, Inc.
301 Gregson Drive
Cary, North Carolina 27511

>   **Re: Consonus Technologies, Inc.**
>   **Amendment No. 7 to Form S-1**
>   **Filed on July 28, 2008**
>   **File No. 333-142635**

Dear Mr. Shook:

We have reviewed your response letter and amended Form S-1 and have the following comment.

Selected Financial Information, page 33

1. We note the revisions made in response to prior comment 5 wherein you have presented certain pro forma balance sheet and per share data to reflect the deemed distribution to Midas Medici Capital I Special Opportunity Fund. We note, however, that no comparable revisions were made to the Selected Financial Information presented on page 33. Please revise to ensure that the pro forma impact of the June 2008 share issuance is included in this presentation, including the appropriate footnote disclosure, or tell us why you do not believe a revision is necessary.

You may contact Tammy Tangen at 202-551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at 202-551-3730, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to

Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 416-947-0866</u>
Brian Pukier, Esq.
Ian Putnam, Esq.
Stikeman Elliott LLP